Exhibit 21.01

Subsidiaries of the Registrant

Name of Subsidiary	Jurisdiction
eNIC Cocos (Keeling) Islands Pty Ltd	Australia
eNIC Corporation	U.S. - Washington
Global Registration Services Limited	United Kingdom
Sunrise Valley Real Estate Holdings, LLC	U.S. - Delaware
The .TV Corporation International	U.S. - Delaware
The .TV Corporation (Tuvalu) Proprietary Co. Ltd	Tuvalu
VeriSign Global Holdings Limited	United Kingdom
VeriSign India Private Limited	India
VeriSign International Holdings, Inc.	U.S. - Delaware
VeriSign Internet Services Sàrl	Switzerland
VeriSign Internet Technology Services (Beijing) Co. Ltd.	China
VeriSign Naming and Directory Services LLC	U.S. - Delaware
VeriSign Netherlands B.V.	Netherlands
VeriSign Sàrl	Switzerland
VeriSign Services India Private Limited	India